

June 21, 2017

Jillian L. Bosmann, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

Re: Vivaldi Opportunities Fund, File Nos. 333-218180; 811-23255

Dear Ms. Bosmann:

We have reviewed the registration statement for Vilvaldi Opportunities Fund (the "Fund"), filed on Form N-2 with the Securities and Exchange Commission on May 22, 2017, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

COVER PAGE

1. The cover page states that the Fund seeks to earn absolute returns "across market cycles" and "over a reasonable period of time." Please clarify what is meant be these terms.

2. The bulleted disclosure on the cover page states that "the Shares will not initially be listed on any securities exchange . . . [and] should be considered illiquid." It further states, "Although the Fund intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements, investors should consider that they may not have access to the money they invest for an indefinite period of time." Expand the disclosure to discuss the Fund's plans to list the securities on an exchange, including when and how it plans to do so, how long it will take, and whether the Fund anticipates any difficulties in meeting the listing standards.

3. If the Fund intends to continuously offer its securities after the shares are listed, please explain to the staff what effect, if any, such offering may have on the discount of the listed shares.

PROSPECTUS

FUND SUMMARY

4. The above-mentioned section the disclosure states, "There is no limit on the duration, maturity or credit quality of any investment in the Fund's portfolio (notwithstanding the Fund's fundamental

policy prohibiting investments in Marketplace Loans (as defined herein) of subprime quality, as determined at the time of the investment). Please define the term "subprime."

5. Page 4 states, "The Investment Manager and/or Sub-Advisers may cause the Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, (iii) use of short sales, or (iv) a combination of these methods. The Fund does not expect to engage in borrowing during its first year of operation." In the prospectus, please clarify which forms of leverage will have the effect of increasing the management fee which is based on managed assets.

6. Disclose that the Fund will only invest through platforms that have committed in writing to provide the Fund with individual loan level data that is updated at least as frequently as the Fund calculates its NAV.
   o The Fund should also disclose, both in the Fund's registration statement and in the valuation policy footnote to the Fund's financial statements, that the Fund has adopted a valuation policy which states that (1) the unit of account is at the individual loan level, (2) fair valuation will be performed using inputs which incorporate borrower level data, and (3) the borrower level data is updated as often as NAV is calculated.

   o The Fund should also disclose that it will not invest through platforms where it cannot evaluate the completeness and accuracy of the individual loan data provided by the platforms relevant to the existence and valuation of the loans purchased and utilized in the accounting of the loans.

7. Disclose what initial due diligence and ongoing monitoring over the underwriting quality at each platform will be performed.

8. Disclose that the Fund's qualified custodian will receive evidence that the Fund owns the loan and will have the ability to enforce the loan. This should include disclosure on what the custodian receives as evidence for each of the different types of loans that it will purchase.

9. Disclose what the Fund intends to do if a platform were to cease to exist or become unable to perform its servicing functions.

10. Disclose the names of the platforms issuing each loan in the Fund's schedule of investments.
    o Because the platform is the issuer of the security, the name of the platform must be included in the schedule of investments. Regulation S-X 210.12-12 requires "name of issuer" to be included in column A.

    o In the management's discussion of Fund performance, for the ten largest holdings, the Fund should disclose the ten largest platforms in which it invests, rather than the ten largest securities.

11. Confirm in correspondence that the Fund's financial statements will classify the loans as Level 3 in the fair value hierarchy based on the valuation methodology and characterize the loans as illiquid.

12. The disclosure states that the Fund's investments in junk debt securities and non-rated debt securities "could constitute a material percentage of the Fund's holdings at any given point in time." Define the term "material."

13. We note the Fund's potential use of derivatives, as discussed in the Investment Objective and Strategies section. The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives. Ensure that information regarding particular derivative instruments that the Fund will use pursuant its investment strategies is disclosed.

FUND FEES AND EXPENSES

14. Since no waiver is described, please delete "Net Annual Expenses" from the fee table.

INVESTMENT STRATEGIES AND OVERVIEW OF INVESTMENT PROCESS

15. In the discussion of Marketplace Lending on page 11, clarify that these investments will be restricted by fundamental policy number 8 described in the SAI, which prohibits investments in subprime Marketplace Loans.

16. On page 12 the disclosure states, "It is anticipated that the Fund will not invest greater than 15% of the value of its total assets in Marketplace Lending Instruments." We note that the disclosure states that this expectation applies to both direct and indirect investments in Marketplace Lending Instruments. Please confirm this is consistent with the Fund's current expectations, and explain to us whether the Fund expects this 15% limit to change over time (e.g., will the Fund invest more than 15% after the first year?). We may have additional comments depending on your response.

17. Page 13 states, "Accordingly, the Fund's unrated Marketplace Lending Instrument investments constitute highly risky and speculative investments similar to investments in 'junk' bonds, notwithstanding that the Fund is not permitted to invest in loans that are of subprime quality at the time of investment." Please clarify for investors how such "junk" instruments are not deemed to be of "subprime quality." We may have additional comments.

18. The disclosure on page 15 mentions an "alternative trading system maintained by FOLIOfn, Inc., a registered broker-dealer." Explain to the staff whether there is significant trading in this market. If there is not significant trading, add disclosure clarifying that the trading through FOLIOfn is limited.

MANAGEMENT OF THE FUND

19. On page 38 you state, "A discussion regarding the basis for the Board's approval of the Investment Management Agreement will be available in the Fund's first annual or semi-annual report to Shareholders." Provide the period covered by the relevant annual or semi-annual report.

STATEMENT OF ADDITIONAL INFORMATION

FUNDAMENTAL POLICIES

20. The last sentence of the first paragraph in this section states, "Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action." Explain to the staff the purpose and appropriateness of this statement.

GENERAL COMMENTS

21. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

22. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

23. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel